# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBAL SELF STORAGE, INC., CIK 0001031235
CUSIP: 37955N106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3814 Route 44, Millbrook, New York (NY), 12545
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0001019264
Persons authorized to receive notices and communications: Donald Klimoski II, Esq., 3814 Millbrook, Millbrook, New York (NY), 12545, 2127850900

## Reporting persons
- Mark Campbell Winmill (CIK 0001019264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 322,838.29; shared voting power 501,039; sole dispositive power 322,838.29; shared dispositive power 501,039; aggregate amount beneficially owned 823,877.29 (7.3% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by Global Self Storage, Inc. (the "Issuer") on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Thomas Bassett Winmill (CIK 0001018500): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,100; shared voting power 479,042; sole dispositive power 1,100; shared dispositive power 479,042; aggregate amount beneficially owned 480,142 (4.2% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Winmill Family Trust: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 479,042; sole dispositive power 0; shared dispositive power 479,042; aggregate amount beneficially owned 479,042 (4.2% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Winmill & Co. Incorporated (CIK 0000052234): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), working capital (WC); sole voting power 40,183; shared voting power 438,859; sole dispositive power 40,183; shared dispositive power 438,859; aggregate amount beneficially owned 479,042 (4.2% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- Midas Securities Group, Inc. (CIK 0001141394): type of reporting person: broker-dealer (BD); source of funds: affiliate funds (AF), working capital (WC); sole voting power 135,101; shared voting power 303,758; sole dispositive power 135,101; shared dispositive power 303,758; aggregate amount beneficially owned 438,859 (3.9% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.
- TUXIS CORP (CIK 0000736952): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), working capital (WC); sole voting power 303,758; shared voting power 0; sole dispositive power 303,758; shared dispositive power 0; aggregate amount beneficially owned 303,758 (2.7% of the class)
  Comment: Percent of class in Row (13) based on 11,338,391 shares of common stock, $0.01 par value per share outstanding as of May 8, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: GLOBAL SELF STORAGE, INC.
Address of issuer's principal executive offices: 3814 Route 44, Millbrook, New York (NY), 12545
Comment: This Amendment Number 2 ("Amendment 2") to the Schedule 13D relates to the shares of common stock, $0.01 par value per share ("Shares") of Global Self Storage, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3814 Route 44, Millbrook, NY 12545. The Schedule 13D was initially filed with the Securities and Exchange Commission ("SEC") on March 17, 2017 and was amended by Amendment Number 1 filed with the SEC on June 1, 2018 (together with the initial Schedule 13D, collectively, ("Schedule 13D"). Except to the extent amended and supplemented by this Amendment 2, the Schedule 13D is not modified.

## Item 2. Identity and Background
Name of person filing:
(a) - (c) This Schedule 13D is being filed by the following (collectively, the "Reporting Persons"):

Mark C. Winmill
3814 Route 44, Millbrook, NY 12545

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

Winmill Family Trust (the "Trust")
a New Hampshire trust
PO Box 1198, Walpole, NH 03608

Winmill & Co. Incorporated ("Winco")
a Delaware corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Midas Securities Group, Inc. ("MSG")
a Delaware corporation
Broker/dealer
2255 Buffalo Road, Rochester, NY 14624

Tuxis Corporation ("TUXS")
a Maryland corporation
Holding company
2255 Buffalo Road, Rochester, NY 14624

Mark C. Winmill has been Chief Executive Officer, President and Chairman of the Board of the Issuer and its subsidiaries since 2012. He is also Chief Executive Officer, President, and a director of TUXS (a holding company) and its subsidiaries. He is Vice President of Foxby Corp. and Midas Series Trust. He is also Vice President of Midas Management Corporation (a registered investment adviser). He is Executive Vice President and a director of Winco. He is a principal of MSG, a registered broker-dealer (the "Broker-Dealer"). Messrs. Mark and Thomas Winmill are brothers.

Thomas B. Winmill has served as a director of the Issuer since 1997. He is also President, Chief Executive Officer, Chief Legal Officer, and a director or trustee of Bexil Investment Trust, Foxby Corp., and Midas Series Trust (collectively, the "Funds"). He is President, Chief Executive Officer, Chief Legal Officer, and a director of Bexil Advisers LLC and Midas Management Corporation (registered investment advisers and, collectively, the "Advisers"), the Broker-Dealer, and Bexil Corporation (a holding company) ("Bexil"). He is President, Chief Executive Officer, and Chief Legal Officer of Winco. He is a director of Bexil American Mortgage Inc. ("Bexil American"). Messrs. Mark and Thomas Winmill are brothers.

The Funds, the Advisers, Winco, the Broker-Dealer, Bexil, and Bexil American may be deemed to be affiliates of Mark C. Winmill and Thomas B. Winmill. Messrs. Mark and Thomas Winmill are trustees of the Trust.

Information required by Instruction C of Schedule 13D with respect to other directors and executive officers of and trustees is attached hereto as Exhibit A, Item 2 and is incorporated herein by reference.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Mark C. Winmill and Thomas B. Winmill are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Mark C. Winmill used personal funds to acquire 128,476 directly owned Shares. His Shares also include 182,363 restricted Shares that are subject to restrictions on transfers and forfeiture provisions and were pursuant to restricted stock awards. The forfeiture and transfer restrictions lapse over a four-year period beginning on the date of grant. Mr. Mark Winmill is Chairman of the Board, President, and Chief Executive Officer of TUXS and may be deemed to have indirect beneficial ownership of 303,758 Shares directly owned by TUXS. Mr. Mark Winmill is a trustee of the Winmill Family Trust, which owns all of the voting stock of Winco, and may be deemed to have indirect beneficial ownership of 40,183 Shares directly owned by Winco. Additionally, MSG, a wholly owned subsidiary of Winco, directly owns 135,101 Shares and approximately 19% of TUXS' outstanding shares of common stock and may be deemed to have indirect beneficial ownership of the Shares directly owned by TUXS. Mr. Mark Winmill also is a trustee of the Michael M. George Trust and may be deemed to have indirect beneficial ownership of 21,997 Shares directly owned by the Michael M. George Trust. Mr. Mark Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by TUXS, the Trust, Winco, MSG, and the Michael M. George Trust.

Mr. Thomas B. Winmill used personal funds to acquire 1,100 directly owned Shares. Mr. Thomas Winmill is a trustee of the Trust and may be deemed to have indirect beneficial ownership of the 479,042 Shares directly and indirectly owned by Winco as a result of his status as a controlling person of the Trust. Mr. Thomas Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by TUXS, the Trust, Winco, and MSG.

Winco has direct beneficial ownership of 40,183 Shares and may be deemed to have indirect beneficial ownership of 303,758 Shares held by TUXS. MSG directly owns 135,101 Shares and approximately 19% of TUXS' outstanding shares of common stock and may be deemed to have indirect beneficial ownership of the Shares directly owned by TUXS. Winco disclaims beneficial ownership of the 303,758 Shares held by TUXS. Winco used working capital to acquire Shares.

The Trust owns all of the voting stock of Winco.

TUXS directly owns 303,758 Shares. TUXS used working capital to acquire Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares for investment purposes.

Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 8, 2025 there were 11,338,391 Shares outstanding, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2025. Based on the Shares outstanding as of May 8, 2025:

Mark C. Winmill may be deemed to be the beneficial owner of 823,877.2890 Shares which constitute approximately 7.3% of the outstanding Shares, as follows: (i) 322,838.2890 Shares in which he possesses sole voting power and dispositive power and (ii) 501,039 Shares in which he shares voting power and dispositive power with one or more Reporting Persons. Mr. Mark Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by TUXS, the Trust, Winco, MSG, and the Michael M. George Trust.

Thomas B. Winmill may be deemed to be the beneficial owner of 480,142 Shares which constitute approximately 4.2% of the outstanding Shares, as follows: (i) 1,100 Shares in which he possesses sole voting power and dispositive power and (ii) 479,042 Shares in which he shares voting power and dispositive power with one or more Reporting Persons. Mr. Thomas Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by TUXS, the Trust, Winco, and MSG.

Winco may be deemed to be the beneficial owner of 479,042 Shares which constitute approximately 4.2% of the outstanding Shares, as follows: (i) 40,183 Shares in which it possesses sole voting power and dispositive power and (ii) 438,859 Shares in which it shares voting power and dispositive power with one or more Reporting Persons. Winco disclaims beneficial ownership of the Shares held by TUXS.

The Trust may be deemed to be the beneficial owner of 479,042 Shares which constitute approximately 4.2% of the outstanding Shares, over which such Shares it may be deemed to share voting power and dispositive power with one or more Reporting Persons. The Trust disclaims beneficial ownership of all the Shares.

TUXS may be deemed to be the direct beneficial owner of 303,758 Shares which constitute approximately 2.7% of the outstanding Shares.

Information required by Instruction C of Schedule 13D with respect to other directors and executive officers of and trustees is attached hereto as Exhibit A, Item 5 and is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Mark C. Winmill, Thomas B. Winmill, TUXS, Winco, MSG, and the Michael M. George Trust have the power to vote and to dispose of their respective directly owned Shares.
Transactions in the class effected during the past sixty days:
During the past 60 days, the following transactions were effected in the Shares by the Reporting Persons:

Reporting Person: Mark C. Winmill
Date: 03/25/2025
Transaction: Award
Number of Shares: 12,672
Price per Share: $5.08
Where and How Transaction Effected: Award(1)

Reporting Person: Mark C. Winmill
Date: 03/25/2025
Transaction: Award
Number of Shares: 12,672
Price per Share: $4.32
Where and How Transaction Effected: Award(2)

Reporting Person: Tuxis Corporation
Date: 05/15/2025
Transaction: Buy
Number of Shares: 9,680
Price per Share: $5.208
Where and How Transaction Effected: Open Market Purchase

Reporting Person: Tuxis Corporation
Date: 05/16/2025
Transaction: Buy
Number of Shares: 9,600
Price per Share: $5.2248
Where and How Transaction Effected: Open Market Purchase

Reporting Person: Mark C. Winmill
Date: 05/19/2025
Transaction: Buy
Number of Shares: 10,000
Price per Share: $5.67
Where and How Transaction Effected: Open Market Purchase

1. Shares will be earned based upon achieving certain 2025 performance targets, then will vest 6.25% quarterly retroactively from 2025 over a four year period. The Reporting Person has dividend and voting rights on all of these shares, including unvested shares.

2. Shares earned based on achieving certain 2024 performance targets. The shares will vest 6.25% quarterly retroactively from 2024 over a four year period. The Reporting Person has voting and dividend rights on all of these shares, including unvested shares.
Other persons with the right to receive dividends or sale proceeds: Mark C. Winmill, Thomas B. Winmill, TUXS, Winco, MSG, and the Michael M. George Trust have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective directly owned Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 23, 2016, the Issuer entered into a purchase agreement (the "Purchase Agreement") with TUXS, an Issuer affiliate, to acquire all of the membership interests of each of Tuxis Self Storage I LLC, Tuxis Self Storage II LLC, and Tuxis Real Estate II LLC, each a wholly owned subsidiary of TUXS (collectively, the "TUXS Subsidiaries"), for the aggregate purchase price of $7,800,000, comprised of $5,925,000 payable in cash, $975,000 in Shares, and, contingent upon the satisfaction of certain conditions described in the Purchase Agreement, an additional $900,000 cash payment (the "Acquisition").

On December 30, 2016, the Issuer completed the Acquisition for $5,925,000 in cash and 202,703 unregistered and restricted Shares and entered into a registration rights agreement which permits TUXS to request the registration of such Shares.

Certain officers and/or directors of the Issuer are officers, directors, and/or trustees of the Reporting Persons.

The information provided under Items 2 and 3 of this Schedule 13D are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Certain Information Required by Instruction C of Schedule 13D.
Exhibit B: Agreement to file Schedule 13D jointly.

## Signatures
- Mark Campbell Winmill: /s/ Mark C. Winmill, Mark C. Winmill (05/21/2025)
- Thomas Bassett Winmill: /s/ Thomas B. Winmill, Thomas B. Winmill (05/21/2025)
- Winmill Family Trust: /s/ Thomas B. Winmill, Thomas B. Winmill/Trustee (05/21/2025)
- Winmill Family Trust: /s/ Mark C. Winmill, Mark C. Winmill/Trustee (05/21/2025)
- Winmill & Co. Incorporated: /s/ Donald Klimoski II, Donald Klimoski II/Co-General Counsel (05/21/2025)
- Midas Securities Group, Inc.: /s/ Russell Kamerman, Russell Kamerman/General Counsel (05/21/2025)
- TUXIS CORP: /s/ Donald Klimoski II, Donald Klimoski II/General Counsel (05/21/2025)